355 Madison Ave Morristown, NJ 07960 P: (973) 538-1194 F: (973) 538-1196 www.boomerangsystems.com We Make Real Estate TM

April 17, 2009

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3030
100 F Street, NE
Washington, D.C. 20549-6010

VIA EDGAR

Re:	SEC Letter of Comment Dated March 25, 2009
File No.: 000-10176

Dear Mr. Cascio:

Further in response to your letter dated, March 25, 2009 and confirming the telephone advice of our attorney, William S. Clarke, Esq., left today on Ms. Kristin Lochhead’s voice-mail, please be advised that we are continuing our review of the issues raised in your letter with our accountants and now intend to provide a response by April 30, 2009.  The further delay is accessioned by filing deadlines of April 15, 2009 which affected our advisors’ availability.

If the staff should have any further questions or comments, please do not hesitate to contact the undersigned at 973-538-1194.

Very truly yours,
/s/ Joseph R. Bellantoni
Joseph R. Bellantoni
Chief Financial Officer